Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 17, 2009

Relating to Preliminary Prospectus Supplement dated June 15, 2009

Registration Statement No. 333-159985

Pricing Term Sheet

10,667,000 Shares of Common Stock

Issuer:	Harman International Industries, Incorporated

Symbol:	New York Stock Exchange: HAR

Shares of common stock offered:	10,667,000 shares of Issuer common stock

Common stock outstanding after the offering:	69,329,778 shares of Issuer common stock (70,929,828 shares if the over-allotment option is exercised in full)

Over-allotment option:	1,600,050 shares of Issuer common stock

Last reported sale price of Issuer common stock on the NYSE on June 17, 2009:	$19.25

Public offering price:	$18.75 per share ($200.0 million, excluding over-allotment option, and $230.0 million, if the over-allotment option is exercised in full)

Underwriting discount:	$0.89 per share ($9.5 million) excluding over-allotment option; $0.89 per share ($10.9 million), if the over-allotment option is exercised in full

Net proceeds, before expenses:	$17.86 per share ($190.5 million, excluding over-allotment option, and $219.1 million, if the over-allotment option is exercised in full)

Use of net proceeds:	The net proceeds of the offering are $189.9 million (or $218.5 million if the over-allotment option is exercised in full), after deducting total underwriting discounts and expenses related to the offering. $38.1 million of the net proceeds will be used to reduce indebtedness and permanently reduce commitments under the Issuer’s revolving credit facility, as required by the terms of the credit agreement.

Capitalization:	The “Capitalization” section of the preliminary prospectus supplement will be updated to reflect the following numbers (dollars in thousands):

	As adjusted cash and cash equivalents:	$486,154
	As adjusted borrowings under the revolving credit facility:	$222,011
	As adjusted common stock:	$949
	As adjusted additional paid-in-capital:	$823,512

Pricing date:	June 17, 2009

Settlement date:	June 23, 2009

Sole book-running manager:	J.P. Morgan Securities Inc.

Co-managers:	Citigroup Global Markets Inc. Danske Markets Inc. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. UniCredit Capital Markets, Inc.

Certain relationships of the underwriters:	With respect to the Issuer’s revolving credit facility, a portion of which is being repaid with the net proceeds from the offering, (i) JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the administrative agent and a lender, (ii) Bank of Tokyo-Mitsubishi UFJ Trust Company, an affiliate of Mitsubishi UFJ Securities (USA), Inc., is a syndication agent and a lender, (iii) Bayerische Hypo-und Vereinsbank AG, New York Branch, an affiliate of UniCredit Capital Markets, Inc., is a syndication agent and a lender, (iv) HSBC Bank USA, National Association, an affiliate of HSBC Securities (USA) Inc., is a syndication agent and a lender, (v) The Bank of Nova Scotia, an affiliate of Scotia Capital (USA) Inc., is a lender, (vi) Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is a lender and (vii) Danske Bank A/S, an affiliate of Danske Markets Inc., is a lender.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-430-0686.

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